UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

Oshkosh Corporation
(Exact Name of Registrant as Specified in Charter)

Wisconsin	1-31371	39-0520270
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

1917 Four Wheel Drive, Oshkosh, Wisconsin	54902
(Address of Principal Executive Offices)	(Zip Code)

Ignacio A. Cortina Executive Vice President, General Counsel and Secretary	(920) 502-3023
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure
Oshkosh Corporation is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at www.oshkoshcorp.com under the “Investors” section and within the “SEC Filings” tab.
Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
OSHKOSH CORPORATION By: /s/ Ignacio A. Cortina Ignacio A. Cortina Executive Vice President, General Counsel and Secretary	Date May 28, 2021